Exhibit 15.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Announces Record Sales and Operating Profit for Q2

Revenue Up 19%, Operating Income Up 54%,

Company Increases Operating Income Goal for Full Year

FREMONT, Calif., Oct. 17, 2007 and ROMANEL-SUR-MORGES, Switzerland, Oct. 18, 2007 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced record sales and operating profit for the second quarter of Fiscal Year 2008. Sales were $595 million, up 19 percent from $502 million in the same quarter last year. Operating income was $80.4 million, up 54 percent from $52.2 million for the same quarter a year ago. Gross margin was 36.3 percent, compared to 34.5 percent in Q2 of FY 2007 – a year-over-year improvement of 180 basis points and equal to the all-time high for the Company. Cash flow from operations was $103 million, a year-over-year improvement of $80 million.

Logitech expects to provide results below the operating income line, as well as to present the value of its short-term investments and shareholders equity in its balance sheet, within the next three weeks. The Company is currently reviewing the fair value of its short-term investments as of September 30, 2007. These consist of structured finance instruments, with a par value of $169 million, composed of corporate debt as well as collateralized debt obligations.

Operating Results

Logitech’s retail sales for Q2 grew by 16 percent year over year, increasing by 17 percent in the Americas and Asia Pacific and by 15 percent in EMEA. Retail sales were driven by strong demand for Harmony remote controls, audio products, and keyboards and desktops. Harmony remote controls increased by 47 percent, more than doubling in EMEA. Audio products increased by 38 percent, driven by the company’s best quarter ever for PC speakers. The keyboards and desktops category, which grew by 35 percent, achieved a record quarter, driven by robust sales of the new Wave comfort keyboard. OEM sales grew by 40 percent, driven by strong demand for microphones for console singing games.

“Our outstanding Q2 performance demonstrated the strength across our product portfolio,” said Guerrino De Luca, Logitech president and chief executive officer. “Our line of Harmony remotes has returned to strong growth, we achieved continued robust growth in audio and keyboards, and we made progress in webcams. We also achieved significant improvement in cash flow from operations. And, we are particularly pleased that the progress we have made in realigning our operating expense growth and gross profit growth positions us to exceed our FY 2008 goal for operating income growth.”

Outlook

For the current fiscal year, ending March 31, 2008, the company confirmed its sales target of 15 percent growth and increased its year-over-year operating income growth goal from 15 percent to 20 percent. FY 2008 gross margin is expected to be above the high end of the Company’s longterm target range of 32-34 percent.

Impairment of Short-Term Investments

The Company believes there has been significant impairment in the value of its short-term investment portfolio due to the recent dislocations in the credit markets. The Company’s ownership of the specific securities in this portfolio was the result of the unauthorized actions and misrepresentations to management of its treasurer, whose employment has been terminated. The Company expects to record an impairment loss of between $55 million and $75 million, which will be reported on the Q2 FY 2008 income statement as an unrealized loss under Other Expense. Subsequent to quarter end, the Company sold, at par, fifty per cent of each of the securities in the portfolio. As a result, the Company will recover half of the loss and will report it as a gain on the Q3 FY 2008 income statement under Other Income. The sale was part of a confidential settlement agreement and the sale price is not necessarily indicative of current market prices or fair value for the securities.

“It is very unfortunate that due to unauthorized actions and misrepresentations to management, Logitech has been affected by the current dislocations in the credit markets. Since uncovering the facts in early October, we’ve taken aggressive and swift action to address this isolated incident and prevent the recurrence of a similar situation.” said Mark Hawkins, Logitech chief financial officer.

Executive Leadership Transition

In a separate announcement today, Logitech announced a transition plan for its executive leadership. Effective January 1, 2008, Guerrino De Luca will become chairman of the board, Gerald P. Quindlen, currently the Company’s senior vice president of worldwide sales and marketing, will become Logitech’s president and chief executive officer, and Logitech co-founder Daniel Borel will step down from his role as chairman, remaining a member of the board of directors.

Earnings Teleconference

Logitech will hold an earnings teleconference on Oct. 18, 2007 at 14:00 Central European Time/8:00 a.m. Eastern Daylight Time/5:00 a.m. Pacific Daylight Time to discuss these results as well as targets for Fiscal Year 2008. A live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at http://ir.logitech.com. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Logitech is a world leader in personal peripherals, driving innovation in PC navigation, Internet communications, digital music, home-entertainment control, gaming and wireless devices. Founded in 1981, Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and on the Nasdaq Global Select Market (LOGI).

# # #

The financial results as of and for the period ended September 30, 2007 reported by Logitech in this press release do not include results below the operating income line, the value of Logitech’s short-term investments, and other line items in the balance sheet affected by the valuation of short-term investments. Although Logitech currently expects an impairment loss on its short-term investments of between $55 million and $75 million as of September 30, 2007, the actual impairment loss, once determined by Logitech, may be higher or lower than the expected range. Given the lack of a liquid market for its short-term investments, and the uncertainties inherent in developing valuations for the complex structured finance instruments in Logitech’s short-term investment portfolio, the value of the portfolio, once determined, may be higher or lower than the amount Logitech may actually realize on any future sale of the securities. The Company may report further gains or losses in future periods based on subsequent sales or changes in the fair value of the securities in the portfolio that it continues to hold. Any such gains or losses will affect Logitech’s reported results in those future periods.

This press release contains forward-looking statements in addition to those discussed in the preceding paragraph, including the statements regarding expected sales and operating income growth and gross margin for Fiscal Year 2008, and the expected timing for providing full results for Q2 Fiscal Year 2008. The forward-looking statements in this release involve risks and uncertainties that could cause Logitech’s actual performance, results and timing of reported results to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include those discussed in the preceding paragraph and if we fail to successfully innovate in our current and emerging product categories and identify new feature or product opportunities; consumer demand for our products and our ability to accurately forecast it; the effect of pricing, product, marketing and other initiatives by our competitors, and our reaction to them, on our sales, gross margins and profitability; the time to develop the actual valuation of our short-term investments as of September 30, 2007 being longer than we expect; our ability to continue to implement our plan to control operating expenses while growing sales; the sales mix among our lower- and higher-margin products and our geographic sales mix; as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the Fiscal Year ended March 31, 2007 and our quarterly reports on Form 6-K available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo, and other Logitech marks are registered in the United States and other countries. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the company’s Web site at www.logitech.com.

(LOGI – IR)

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

	Quarter Ended September 30,
PRELIMINARY CONSOLIDATED STATEMENTS OF INCOME	2007	2006
Net sales	$595,490	$502,041
Cost of goods sold	379,536	329,076

Gross profit	215,954	172,965

% of net sales	36.3%	34.5%
Operating expenses:
Marketing and selling	76,463	70,445
Research and development	30,939	26,118
General and administrative	28,149	24,225

Total operating expenses	135,551	120,788

Operating income	80,403	52,177
Interest income, net	3,925	1,930
Other income (expense), net	*	1,107

Income before income taxes	*	55,214
Provision for income taxes	*	6,010

Net income	*	$49,204

Shares used to compute net income per share:
Basic	181,459	182,502
Diluted	188,293	190,276
Net income per share:
Basic	*	$0.27
Diluted	*	$0.26

*	The Company’s preliminary consolidated statement of income for the quarter ended September 30, 2007 does not reflect the potential impact of an impairment loss related to short-term investments. The impairment loss is expected to range from $55 million to $75 million.

Subsequent to the balance sheet date, the Company sold, at par, 50% of each of its short-term investments and as a result will recover 50% of the loss that will be recorded during the second quarter. The sale was part of a confidential settlement agreement and the sale price is not necessarily indicative of current market prices or fair value for the securities.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

	Six Months Ended September 30,
PRELIMINARY CONSOLIDATED STATEMENTS OF INCOME	2007	2006
Net sales	$1,025,027	$895,323
Cost of goods sold	664,287	601,446
Gross profit	360,740	293,877

% of net sales	35.2%	32.8%

Operating expenses:
Marketing and selling	141,250	121,643
Research and development	59,704	51,046
General and administrative	55,471	45,220

Total operating expenses	256,425	217,909

Operating income	104,315	75,968
Interest income, net	7,463	3,476
Other income (expense), net	*	9,838

Income before income taxes	*	89,282
Provision for income taxes	*	9,931

Net income	*	$79,351

Shares used to compute net income per share:
Basic	181,630	182,575
Diluted	188,699	190,466
Net income per share:
Basic	*	$0.43
Diluted	*	$0.42

*	The Company’s preliminary consolidated statement of income for the six months ended September 30, 2007 does not reflect the potential impact of an impairment loss related to short-term investments. The impairment loss is expected to range from $55 million to $75 million.

Subsequent to the balance sheet date, the Company sold, at par, 50% of each of its short-term investments and as a result will recover 50% of the loss that will be recorded during the second quarter. The sale was part of a confidential settlement agreement and the sale price is not necessarily indicative of current market prices or fair value for the securities.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

PRELIMINARY CONSOLIDATED BALANCE SHEETS	September 30, 2007	March 31, 2007	September 30, 2006
Current assets
Cash and cash equivalents	$265,388	$196,197	$149,831
Short term investments	*	214,625	95,000
Accounts receivable	425,052	310,377	397,198
Inventories	263,396	217,964	258,417
Other current assets	62,437	68,257	56,599

Total current assets	*	1,007,420	957,045
Investments	14	14	11,968
Property, plant and equipment	97,414	87,054	84,962
Intangible assets
Goodwill	186,577	179,991	136,523
Other intangible assets	16,484	18,920	9,270
Other assets	32,932	34,064	26,507

Total assets	*	$1,327,463	$1,226,275

Current liabilities
Short-term debt	$—	$11,856	$12,322
Accounts payable	340,786	218,129	278,870
Accrued liabilities	161,613	235,080	181,207

Total current liabilities	502,399	465,065	472,399
Other liabilities	99,505	17,874	12,389

Total liabilities	601,904	482,939	484,788
Shareholders’ equity	*	844,524	741,487
Total liabilities and shareholders’ equity	*	$1,327,463	$1,226,275

*	The Company’s preliminary consolidated balance sheet as of September 30, 2007 does not reflect the potential impact of an impairment loss related to short-term investments. The impairment loss is expected to range from $55 million to $75 million.

Refer to the Consolidated Statements of Income for more information.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended September 30		Six Months Ended September 30
SUPPLEMENTAL FINANCIAL INFORMATION	2007	2006	2007	2006
Depreciation	$11,176	$8,765	$20,002	$16,266
Amortization of other acquisition-related intangibles	1,219	952	2,437	1,905
Operating income	80,403	52,177	104,315	75,968
Operating income before depreciation and amortization	92,798	61,894	126,754	94,139
Capital expenditures	9,945	12,309	29,917	26,058
Net sales by channel:
Retail	$518,441	$446,932	$887,668	$788,048
OEM	77,049	55,109	137,359	107,275

Total net sales	$595,490	$502,041	$1,025,027	$895,323

Net sales by product family:
Retail - Pointing Devices	$155,490	$136,796	$265,143	$232,819
Retail - Keyboards & Desktops	114,500	85,087	196,089	152,313
Retail - Video	64,469	87,726	111,744	163,652
Retail - Audio	123,628	89,723	216,694	156,628
Retail - Gaming	35,726	30,831	57,928	50,348
Retail - Remotes	24,628	16,769	40,070	32,288
OEM	77,049	55,109	137,359	107,275

Total net sales	$595,490	$502,041	$1,025,027	$895,323

Stock-based Compensation Expense for	Quarter Ended September 30		Six Months Ended September 30
Employee Stock Options and Employee Stock Purchases	2007	2006	2007	2006
Cost of goods sold	$636	$731	$1,340	$1,449
Marketing and selling	1,699	1,910	3,645	3,761
Research and development	741	819	1,507	1,606
General and administration	1,415	1,766	3,443	3,536
Income tax benefit	(1,662)	(1,113)	(2,631)	(2,031)

Total stock-based compensation expense after income taxes	$2,829	$4,113	$7,304	$8,321

Stock-based compensation expense for employee stock options and employee stock purchases, net of tax, per share (diluted)	$0.02	$0.02	$0.04	$0.04